May 7, 2026

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

       Re: UMH Properties, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Response dated May 4, 2026
           File No. 001-12690
Dear Anna T. Chew:

       We have reviewed your May 4, 2026 response to our comment letter and have the following comment.

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29,
2026 letter.

Form 10-K for the Year Ended December 31, 2025
Notes to the Financial Statements
Note 1 - Organization, page 72

1. We note from your response to our prior comment 1 that management views the company as a single segment. Please clarify if this single segment is managed on a consolidated basis. If you determine the company has a single segment that is managed on a consolidated basis, please revise your disclosure to report consolidated net income or loss, as reported on your consolidated statement of income (loss), as the required measure of segment profit or loss or tell us how you determined it was not the measure required to be disclosed. Note that if the chief operating decision makers ("CODMs") use more than one measure of segment profit or loss, the measure required to be disclosed shall be that which is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures of segment profit or loss, such as community
 May 7, 2026
Page 2

       net operating income ("community NOI"), may be disclosed voluntarily. Refer to ASC
       280-10-50-28A, 50-28C and 55-15F. In addition, please revise to provide the following disclosures, if applicable:
           Disclose the significant expense categories and amounts that are regularly provided to the CODMs and included in each reported segment profit or loss pursuant to ASC
           280-10-50-26A;
           An explanation of the measurements of segment profit or loss and segment assets, and the reporting provided to the chief operating decision makers pursuant to ASC
           280-10-50-29; and,
           If an additional measure of segment profit or loss (i.e., community
NOI) is
           voluntarily disclosed, please provide the reconciliations pursuant to ASC 280-10-50-
           30.

      Please direct any questions to Kellie Kim at (202) 551-3129 or Isaac Esquivel at (202)
551-3395.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction